

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 15, 2023

VIA ELECTRONIC MAIL

Michael G. Doherty
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY

Re: Carlyle AlpInvest Private Markets Fund et al., File No. 812-15290

Dear Mr. Doherty:

By form APP-WD filed with the Securities and Exchange Commission on May 2, 2023, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Terri G. Jordan

Terri G. Jordan
Branch Chief

cc: Cameron Fairall, AlpInvest Partners B.V.
Gregory C. Davis, Ropes & Gray LLP
Michelle Huynh, Ropes & Gray LLP